Exhibit 99.1

SatixFy Shareholders Overwhelmingly Approve Proposed
Acquisition by MDA Space

Transaction Expected to Close in Q3 2025

Rehovot, Israel, May 23, 2025, SatixFy Communications Ltd. (“SatixFy” or the “Company”) (NYSE American: SATX), today announced that at a special meeting of shareholders (the "Meeting”) on May 23, 2025, holders of the majority of outstanding ordinary shares of SatixFy voted to approve the Agreement and Plan of Merger (the “Merger Agreement”) with MDA Space Ltd. (“MDA Space”), as amended and announced on May 20, 2025, pursuant to which MDA Space agreed to acquire SatixFy in an all-cash transaction (the "Merger").

Over 99% of the Company’s outstanding ordinary shares that were voted at the Meeting in person or by proxy were voted in favor of the adoption of the Merger Agreement and the Merger.

"We are pleased that an overwhelming majority of SatixFy shareholders support our merger with MDA Space," said Nir Barkan, Chief Executive Officer of SatixFy. "This significant milestone in the process is confirmation of the shareholder value created by this strategic transaction, and of the strong strategic fit of SatixFy within MDA Space as the market continues to transition from analog to digital technologies.”

Forward-Looking Statements

This news release contains forward‐looking information within the meaning of applicable securities legislation, which reflects SatixFy’s current expectations regarding future events.

Forward-looking statements in this news release include, but are not limited to, statements with respect to: the anticipated timing of completion of the Merger and closing; and statements made by the Chief Executive Officer of SatixFy. In particular, there can be no assurance that the Merger between MDA Space and SatixFy will be completed on the terms of the Merger Agreement, if at all.

Forward‐looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the control of SatixFy, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward‐looking information, including: approvals required in connection with the Merger; the satisfaction or waiver of the closing conditions of the Merger (if at all); adverse changes in applicable laws or regulations; results of operations and performance. While SatixFy considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Additional risks and uncertainties applicable include, but are not limited to, the factors discussed under “Risk Factors” in SatixFy’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 1, 2025, as amended, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. SatixFy does not undertake any obligation to update such forward–looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

About SatixFy

SatixFy develops chips and systems that serve the full satellite communication value chain from gateways through payload subsystems and terminals. Our cutting-edge space grade chipset supports next-generation satellite communications systems, including satellite multi-beam digital space antennas, space processors flat panel user terminals and modems, based on powerful in-house designed chipsets. SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X and RCS2. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, prepared for multi-orbits LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, communications-on-the-move applications and more. For more information, please visit www.SatixFy.com.

About MDA Space

Building the space between proven and possible, MDA Space (TSX:MDA) is a trusted mission partner to the global space industry. A robotics, satellite systems and geointelligence pioneer with a 55-year+ story of world firsts and more than 450 missions, MDA Space is a global leader in communications satellites, Earth and space observation, and space exploration and infrastructure. The MDA Space team of more than 3,400 space experts in Canada, the US and the UK has the knowledge and know-how to turn an audacious customer vision into an achievable mission – bringing to bear a one-of-a-kind mix of experience, engineering excellence and wide-eyed wonder that’s been in our DNA since day one. For those who dream big and push boundaries on the ground and in the stars to change the world for the better, MDA Space will take you there. For more information, visit www.mda.space.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekgir.com

Media Contact:
Aviv Sax Nahamoni, info@satixfy.com